UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                           Gateway Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   367600 30 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              November 10, 2004**
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This constitutes a late filing. The reporting person's ownership of the issuer's securities has been reported in Form 4 filings in the issuer's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and under Section 16.

                               Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  367600 30 1
         ---------------

   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           John A. Raasch

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/
           (b) /__/
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------

                             5     SOLE VOTING POWER
           Number of               1,169,334 shares of Common Stock(1)
                                   (837,885 shares of the Common Stock(2) as
                                   of November 10, 2004)
                             ---------------------------------------------------

           Shares            6     SHARED VOTING POWER
           Beneficially            31,000 shares of Common Stock(3) (22,000
                                   shares of the Common Stock as of
                                   November 10, 2004)
           Owned by          ---------------------------------------------------

           Each              7     SOLE DISPOSITIVE POWER
           Reporting               1,169,334 shares of the Common Stock(1)
                                   (837,885 shares of the Common Stock(2)
                                   as of November 10, 2004)
           Person            ---------------------------------------------------

           With              8     SHARED DISPOSITlVE POWER
                                   31,000 shares of the Common Stock(3) (22,000
                                   shares of the Common Stock as of
                                   November 10, 2004)
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,200,334 shares of the Common Stock (859,885 shares of the Common Stock as of November 10, 2004)
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.0% of Common Stock (5.4% as of November 10, 2004)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------
Notes:

(1) Includes (i) 10,000 shares purchasable pursuant to currently exercisable options, (ii) 656,485 shares held by a corporation which Mr. Raasch controls,
(iii) 471,400 shares held in his IRA accounts, and (iv) 5,000 shares held in a charitable trust controlled by Mr. Raasch.

(2) Includes (i) 10,000 shares purchasable pursuant to then exercisable options, and (ii) 533,000 shares held in the name of a corporation which Mr. Raasch controls (based on the May 25, 2004 Schedule 14A filing by Gateway Energy Corporation).

(3) Includes (i) 10,000 shares held jointly by Mr. Raasch and his wife and (ii) 21,000 shares owned by Mr. Raasch's wife.


                               Page 2 of 6 pages

Item 1.   (a)      Name of Issuer:
                   ---------------
                   Gateway Energy Corporation

          (b)      Address of Issuer's Principal Executive Offices:
                   ------------------------------------------------
                   500 Dallas Street, Suite 2615
                   Houston, Texas  77002

Item 2.   (a)      Name of Person Filing:
                   ----------------------
                   John A. Raasch

          (b)      Address of Principal Business Office or, if none, Residence:
                   ------------------------------------------------------------
                   1960 Las Palmas #138
                   Laughlin, NV  89029

          (c)      Citizenship:
                   ------------
                   United States of America

          (d)      Title of Class of Securities:
                   -----------------------------
                   Common Stock, par value $.25 per share

          (e)      CUSIP Number:
                   -------------
                   367600 30 1

Item 3.   If this statement is filed pursuant to Section 240.13d-1(b)  or
          ---------------------------------------------------------------
          Section 240.13d-2(b) or (c), check whether the person filing is a:
          -------------------------------------------------------------------

          (a) /__/ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b) /__/ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c) /__/ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

          (g) /__/ A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) /__/ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                               Page 3 of 6 pages

Item 4.   Ownership:
          ----------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   1,200,334 shares of the Common Stock (859,885 shares of the Common Stock as of November 10, 2004)

          (b)      Percent of class:

                   7.0% of Common Stock (5.4% as of November 10, 2004)

          (c)      Number of shares as to which the person has:

                   (i)  Sole power to vote or to direct the vote:

                        1,169,334 shares of the Common Stock(1) (837,885 shares of the Common Stock as of November 10, 2004)

                   (ii) Shared power to vote or to direct the vote:

                        31,000 shares of the Common Stock(3) (22,000 shares of the Common Stock as of November 10, 2004)

                   (iii)Sole power to dispose or to direct the disposition of:

                        1,169,334 shares of the Common Stock(1) (837,885 shares of the Common Stock(2) as of November 10, 2004)

                   (iv) Shared power to dispose or to direct the disposition of:

                        31,000 shares of the Common Stock(3) (22,000 shares of the Common Stock as of November 10, 2004)

                   NOTES:

                    (1) Includes (i) 10,000 shares purchasable pursuant to currently exercisable options, (ii) 656,485 shares held by a corporation which Mr. Raasch controls, (iii) 471,400 shares held in his IRA accounts, and (iv) 5,000 shares held in a charitable trust controlled by Mr. Raasch.

                    (2) Includes (i) 10,000 shares purchasable pursuant to then exercisable options, and (ii) 533,000 shares held in the name of a corporation which Mr. Raasch controls (based on the May 25, 2004 Schedule 14A filing by Gateway Energy Corporation).

                    (3) Includes (i) 10,000 shares held jointly by Mr. Raasch and his wife and (ii) 21,000 shares owned by Mr. Raasch's wife.


Item 5.   Ownership of Five Percent or Less of a Class
          ---------------------------------------------
      If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------
          Not applicable

Item 7.   Identification  and  Classification  of the Subsidiary which Acquired
          ---------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          ------------------------------------------------------------

          Not applicable

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------
          Not applicable

Item 9.   Notice of Dissolution of Group
          ------------------------------
          Not applicable

                               Page 4 of 6 pages

Item 10.  Certifications
          --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




                               Page 5 of 6 pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       June 4, 2007
                                            ------------------------------------
                                                           Date

                                                    /s/  John A. Raasch
                                            ------------------------------------
                                                         Signature


                                                      John A. Raasch
                                            ------------------------------------
                                                         Name/Title

                               Page 6 of 6 pages